Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

May 31, 2019

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

South Mountain Merger Corp.
Registration Statement on Form S-1
Submitted May 3, 2019
CIK No. 0001774155

Ladies and Gentlemen:

On behalf of our client, South Mountain Merger Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the draft Registration Statement on Form S-1 which was initially submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on May 3, 2019.

The Registration Statement reflects the Company’s responses to comments received from the Staff of the Commission (the “Staff”) in a letter dated May 29, 2019 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

Securities and Exchange Commission
May 31, 2019

The Company has asked us to convey the following as its response to the Comment Letter:

1.
We note your disclosure that BlueCrest, a fund managed by an affiliate of your sponsor, has expressed an intent to purchase units in the offering. Clarify whether the restrictions on transfer applicable to your founder shares will also apply to BlueCrest.

Response to Comment 1

The Company has revised the Registration Statement as requested. See page 12 of the prospectus.

2.	Provide additional detail as to the other business endeavors for which your officers and directors will need to devote substantial amounts of time.

Response to Comment 2

The Company has asked us to advise you that Messrs. Bernicker and Dermatas are not expected to devote substantial amounts of time to other businesses while the Company seeks a business combination. Moreover, as described under “Management” in the prospectus, the Company’s director nominees similarly do not have current commitments that would impede their abilities to devote an appropriate portion of their business time to the Company’s affairs. Based on the foregoing, the Company has removed the risk factor addressed by the Staff’s comment. See page 46 of the prospectus.

3.
We note your disclosure that your certificate of incorporation will provide that you renounce interests in any corporate opportunity offered to any director or officer “unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company.” In light of the affiliation between your management and the sponsor, please explain in detail how you will determine the scope of this renunciation. Explain how you intend to delineate roles or establish meaningful guidelines for defining the sole capacity of a director or officer of your company. Consider expanding your risk factor disclosure regarding the potential difficulties in determining when an opportunity is presented in a specific capacity.

Response to Comment 3

The Company has asked us to advise you that the only responsibilities that Messrs. Bernicker and Dermatas, the Company’s management, have to the sponsor are to manage the Company and its acquisition process.  Management of the Company are therefore not expected to be in situations where they will be presented with opportunities relevant to the sponsor as opposed to the Company. In these circumstances, the Company believes that the possibility of difficulties in determining when an opportunity is presented in a specific capacity is remote. The Company has completed the table on page 110 of the prospectus that describes the limited number of situations where the Company’s officers and directors currently have fiduciary duties or contractual obligations to other entities (none of which involve the sponsor). The Company has also revised page 47 of the prospectus to remove the reference to the sponsor and to reflect the more limited nature of the potential conflicts described above.

Securities and Exchange Commission
May 31, 2019

4.
You state that your management team has unique experiences with the SPAC acquisition process. Disclose (in a chart or in narrative form) the names of all such SPACs and discuss briefly any acquisitions made by those SPACs, the current trading markets of the applicable post-business combination entities, and the benefits received by the control persons from their respective associations with those entities.

Response to Comment 4

The Company has revised the Registration Statement as requested. See page 77 of the prospectus.

* * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309 or Kelly Whelan at (212) 373-3465.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Christian Nagler, Esq.
Kirkland & Ellis LLP